SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 4, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on July 4, 2016.

Buenos Aires, July 4th 2016

Messrs.

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that on the date hereof the Central Bank of the Republic of Argentina (“BCRA”) has informed us that it has authorized the appointment of the following Regular Directors: Mr. Delfín Jorge Ezequiel Carballo, Mr. Carlos Alberto Giovanelli, Mr. Nelson Damián Pozzoli, Mr. José Alfredo Sánchez, Mr. Martín Estanislao Gorosito, Mr. Roberto Julio Eilbaum, Mr. Ariel Marcelo Sigal and Mr. Alejandro Eduardo Fargosi.

Consequently, and regarding the resolution adopted by the Board of Directors´ meeting held on April 26th, 2016, the Board of Directors will be as follows:

Chairman	Jorge Horacio Brito	31-12-2017
Vice Chairman	Delfín Jorge Ezequiel Carballo	31-12-2017
Regular Directors	Jorge Pablo Brito	31-12-2018
	Carlos Alberto Giovanelli	31-12-2018
	Nelson Damián Pozzoli	31-12-2018
	José Alfredo Sanchez	31-12-2018
	Martín Estanislao Gorosito	31-12-2018
	Roberto Julio Eilbaum	31-12-2017
	Mario Luis Vicens*	31-12-2017
	Luis María Blaquier*	31-12-2017
	Marcos Brito	31-12-2016
	Ariel Marcelo Sigal	31-12-2016
	Alejandro Eduardo Fargosi	31-12-2016
Alternate Directors	Delfín Federico Ezequiel Carballo	31-12-2018
	Constanza Brito	31-12-2018
	Eliseo Felix Santi*	31-12-2018

*The approval of BCRA has yet to be obtained.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 4, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name:	Jorge Scarinci
Title:	Finance manager